UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1

(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. )*

THE GORMAN-RUPP COMPANY

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

383082104

(CUSIP Number)

Brigette A. Burnell

The Gorman-Rupp Company

600 South Airport Road

Mansfield, OH 44903

(419) 755-1011

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 14, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 383082104	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Gayle G. Green
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* PF/OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America (State of Ohio)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,971,867
	8.	SHARED VOTING POWER 528,643
	9.	SOLE DISPOSITIVE POWER 1,971,867
	10.	SHARED DISPOSITIVE POWER 528,643

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,500,510
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%
14.	TYPE OF REPORTING PERSON* IN

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities and Exchange Act of 1934

(Amendment No. )

This Schedule 13D is filed by Gayle G. Green (the “Reporting Person”) and serves to amend the Schedule 13G originally filed by the Reporting Person on February 16, 2016 and amended each February thereafter, most recently on February 13, 2023 (collectively, the “Statement”) and relates to the beneficial ownership of Common Shares, without par value, of The Gorman-Rupp Company by the Reporting Person.

The purpose of this Schedule 13D is to update the Reporting Person’s beneficial ownership information to reflect cumulative acquisitions and dispositions of Common Shares since the date of the last amendment to the Statement, which resulted in the Reporting Person acquiring beneficial ownership of additional Common Shares in excess of 2% of the outstanding Common Shares within the previous 12-month period.

Item 1. Security and Issuer

The title and class of equity securities to which the Statement relates is Common Shares, without par value (the “Common Shares”) of The Gorman-Rupp Company, an Ohio corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 600 South Airport Road, Mansfield, Ohio 44903.

Item 2. Identity and Background

(a)	This Statement is being filed by Gayle G. Green, individually, who is referred to herein as the “Reporting Person.”

(b)	The business address of the Reporting Person is 600 South Airport Road, Mansfield, Ohio 44903.

(c)	The Reporting Person is retired from her former principal occupation.

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

The Reporting Person has not, during the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

(f)	The Reporting Person is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

The Common Shares beneficially owned by the Reporting Person have been acquired using personal funds, and through gift and inheritance. The Reporting Person is a descendant of a founder of the Issuer.

Item 4. Purpose of the Transaction

The information set forth in or incorporated by reference in Item 3 and Item 6 of this Statement is hereby incorporated by reference into this Item 4.

The Reporting Person does not have any current plans or proposals which relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D. Notwithstanding the foregoing, the Reporting Person reserves the right to, and may in the future choose to, change her purpose with respect to her beneficial ownership of the Common Shares and to take such actions as she deems appropriate in light of the circumstances including, without limitation, to acquire additional Common Shares or to dispose of, in any manner permitted by law, all or a portion of the Common Shares beneficially owned, depending upon estate planning or other investment considerations, market conditions and/or other factors.

Item 5. Interest in Securities of the Issuer

(a)	The Reporting Person beneficially owns 2,500,510, or 9.6%, of the Common Shares.

(b)

The Reporting Person has sole voting and dispositive power with respect to 1,971,867 Common Shares, which includes (i) 475,065 shares held directly by the Reporting Person, (ii) 948,651 shares held by a revocable trust, of which the Reporting Person is trustee and beneficiary, (iii) 545,874 shares held directly by the Reporting Person and pledged as collateral to KeyBank, N.A. pursuant a personal loan to the Reporting Person subject to standard default and collateral provisions, and (iv) 2,277 shares held in the Issuer’s 401(k) Plan for the benefit of the Reporting Person.

The Reporting Person has shared voting and dispositive power with respect to 528,643 Common Shares, which includes (i) 5,922 shares held by the Reporting Person’s spouse, and (ii) 522,719 shares beneficially owned by the Reporting Person’s children. The Reporting Person disclaims beneficial ownership of the foregoing Common Shares, except to the extent of her pecuniary interest therein.

(c)

The Reporting Person has effected no transactions in the Common Shares of the Issuer within the past 60 days. Since the date of the last amendment to the Statement, the Reporting Person acquired beneficial ownership of Common Shares as follows: (i) 650 shares acquired directly by the Reporting Person through gift, (ii) 2,277 shares acquired under the Issuer’s 401(k) Plan through inheritance upon the death of James C. Gorman, (iii) 269,191 shares acquired directly by the Reporting Person through inheritance upon the death of James C. Gorman and pledged as collateral to KeyBank, N.A. pursuant a personal loan to the Reporting Person subject to standard default and collateral provisions, (iv) 650 shares acquired by the Reporting Person’s spouse through gift, (v) 1,950 shares acquired by the Reporting Person’s children through gift, and (vi) 725,367 shares held by an irrevocable trust for the benefit of the Reporting Person’s family, of which the Reporting Person became trustee upon the death of James C. Gorman.

(d)

Except as described in clause (b) above, to the best knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by the Reporting Person.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described under Item 5 of this Statement, to the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

Item 7. Material to Be Filed as Exhibits

Not applicable.

Signatures

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 14, 2024

Gayle G. Green

By:	/s/ Brigette A. Burnell
Attorney-in-Fact
Signature

Gayle G. Green
Name